Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-158169
June 14, 2011

REALTY INCOME CORPORATION

PRICING TERM SHEET

5 7/8% Senior Debentures due 2035

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated June 14, 2011 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated March 24, 2009 and the documents incorporated and deemed to be incorporated by reference therein.  As described in the Preliminary Prospectus Supplement under “Description of Debentures — General,” the 5 7/8% Senior Debentures due 2035 offered hereby constitute an additional issuance of, and a single series with, the $100,000,000 aggregate principal amount of 5 7/8% Senior Debentures due 2035 that Realty Income Corporation issued on March 11, 2005.

Issuer:	Realty Income Corporation

Security:	5 7/8% Senior Debentures due 2035

Principal Amount:	$150,000,000

Maturity Date:	March 15, 2035

Coupon:	5 7/8% per annum, accruing from and including March 15, 2011

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2011

Price to Public:	94.578%, plus accrued interest from and including March 15, 2011

Net Proceeds:

Approximately $140.1 million after deducting the underwriting discount and estimated expenses payable by Realty Income Corporation and excluding $2,252,083.33 payable to Realty Income Corporation in respect of interest accrued on the debentures offered hereby for the period from and including March 15, 2011 to but excluding the expected settlement date set forth below

Spread to Benchmark Treasury:	+205 basis points

Benchmark Treasury:	4.750% due February 2041

Benchmark Treasury Yield:	4.268%

Reoffer Yield:	6.318%

Accrued Interest Payable to Realty Income by the Underwriters:

$2,252,083.33 accrued from and including March 15, 2011 to but excluding the expected settlement date set forth below.  Interest on the debentures offered hereby will accrue from and including March 15, 2011.

Optional Redemption:	Make-whole call at Treasury Rate (as defined) + 25 basis points, subject to the further terms and provisions set forth in the Preliminary Prospectus Supplement

Expected Settlement Date:	June 17, 2011 (T+3)

CUSIP/ISIN:	756109AG9/US756109AG90

Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc. (stable outlook) BBB by Standard & Poor’s Ratings Services (stable outlook) BBB+ by Fitch Ratings (stable outlook)

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Lead Managers:	BNY Mellon Capital Markets, LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Credit Suisse Securities (USA) LLC UBS Securities LLC

Co-Managers:

Barclays Capital Inc.

BB&T Capital Markets,

a division of Scott & Stringfellow, LLC

Mitsubishi UFJ Securities (USA), Inc.

Morgan Keegan & Company, Inc.

Raymond James & Associates, Inc.

U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407,  J.P. Morgan Securities LLC by telephone (collect) at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone (toll free) at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.